November 08, 2016

VIA EDGAR

Russell Mancuso

Branch Chief, Office of Electronics and Machinery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Russell Mancuso
Branch Chief Office of Electronics and Machinery

Re:	CB Scientific Inc.
Offering Statement on Form 1-A
Filed October 4, 2016
File No. 024-10616

Dear Mr. Mancuso:

We have amended our offering statement on Form 1-A/A (second amendment), originally dated October 4, 2016, via EDGAR on November 08, 2016 per your comments dated November 07, 2016.

Please see below the summary of all the changes made in the amendment on Form 1-A/A.

Government Regulation

1. Please expand your response to prior comment 3 to provide us support for your conclusion that your business is not subject to FDA regulation. We note, for example, the FDA’s February 4, 2016 warning letter to Michigan Herbal Remedies, LLC.

A-	CBD products are excluded from the dietary supplement definition under section 201(ff)(3)(B)(ii) of the Act [21 U.S.C. § 321(ff)(3)(B)(ii)] and The claims establishes that the products are drugs under section 201(g)(1)(B) of the Federal Food, Drug, and Cosmetic Act (the Act) [21 U.S.C. § 321(g)(1)(B)] because they are intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease.

We understand your concern regarding the FDAs warning letter to Herbal Remedies, LLC as well as several other warning letters that have been sent to other companies that refuse to follow the FDA’s standards. The tinctures and vapes produced in Europe and sold by CB Scientific are not subject to the FDA’s regulation on CBD as a supplement because we are not falsely labelling our product. The FDA stated CBD products are not considered dietary supplements as defined by the FDA in section 201(ff)(3)(B)(ii) of the Act [21 U.S.C. § 321(ff)(3)(B)(ii)] therefore we are not considering dietary supplement as a product definition and are not in violation of the FDCA (Food, Drug, and Cosmetics Act). According to the DEA, CBD derived from hemp is a non-scheduled drug that is legal both on the federal and state levels. Our products are created by materials extracted from industrial hemp that has been imported from Europe and falls well below the THC limit identified by the DEA. Additionally, our products aren’t substantiated by any claims similar to Michigan Herbal Remedies which would make our product be considered a “new drug” under section 201(p) of the Act [21 U.S.C. § 321(p)]. Our products are labelled with extreme caution with attention and care given to each product. All statements are individually reviewed to ensure its accuracy and compliance to all current legal requirements to avoid the mislabelling pitfalls that other companies have faced.

Since the company is not selling the product as the dietary supplement or has made any claims on the product, we feel conformable that we have followed all the guidelines set by FDA. We have deleted any reference on the claims and such from the offering statement as amended.

We will incur ongoing costs and expenses for SEC reporting and compliance . . . .

2. From your response to prior comment 4, the basis for your disclosure that you will be required to file annual, quarterly, and current reports after “the qualified date of this offering circular” remains unclear. Please revise or advise.

A-	Paragraph has been deleted in the amended filing.

Plan of Distribution

3. Given your response to prior comment 5 that Mr. Talari has participated in selling an offering of securities for an issuer in the last 12 months, it appears that the exemption from the definition of broker in Rule 3a4-1(a)(4)(ii) is not available to him. See also Exchange Act Release No. 22172 (June 27, 1985). Please provide us your analysis demonstrating whether Mr. Talari is a broker subject to registration under Section 15 of the Exchange Act.

A-	We have hired Mr. Cameron Cox as the Company’s COO and the selling agent. To comply with the Rule 3a4-1(a)(4)(ii), Mr. Talari will not be selling shares of the Company or for his own account.

Security Ownership

4. We note your revision on the offering statement cover in response to prior comment 6 that Mr. Talari will control approximately 55.41 % of the voting power of your outstanding capital stock after the offering. Please reconcile this disclosure and Mr. Talari’s 81% total voting power disclosed in your “Security Ownership of Certain Beneficial Owners and Management” table with your “Description of Securities” disclosure that each of Mr. Talari’s 10,000,000 shares of preferred stock has voting rights equal to 1,000 shares of common stock. Also file as an exhibit to your offering statement the Certificate of Designation indicating the rights and preferences of each series of your preferred stock.

A-	Ownership disclosure has been corrected in the amended filing. We have also filed an exhibit on the Certificate of Designation indicating the rights and preferences of series A preferred stock.

In so doing, the Company acknowledges the following:

●	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/S/ Sam Talari

Sam Talari, CEO

CB Scientific, Inc.

10901 ROOSEVELT BLVD, BLDG. C, SUITE 1000, SAINT PETERSBURG, FL 33716 ● (727) 474-1810 ● CBSCIENTIFIC.COM